# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Urban Edge Properties, CIK 0001611547
CUSIP: 91704F104
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 12 East 49th Street, 44th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-21-000477
Filed by CIK 0001612389

## Reporting persons
- Resolution Capital Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: Australia (C3); sole voting power 4,190,823; shared voting power 0; sole dispositive power 4,190,823; shared dispositive power 0; aggregate amount beneficially owned 4,190,823 (3.33% of the class)

## Item 1. Issuer
Name of issuer: Urban Edge Properties
Address of issuer's principal executive offices: 12 East 49th Street, 44th Floor, New York, NY 10017

## Item 2. Person Filing
Name of person filing: Resolution Capital Limited
Address of principal business office or, if none, residence: SUITE 31.02, 20 BOND STREET, SYDNEY, NSW, Australia, 2000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,190,823
Percent of class: 3.33%
Sole power to vote or to direct the vote: 4,190,823
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,190,823
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Resolution Capital Limited: Karen Muspratt, Karen Muspratt / Chief Compliance Officer and Head of Operations (07/13/2026)
Comment: Due to an administrative oversight, the filing that should have been made in February 2023, due to a material change in ownership was not made when the ownership was 3.14% at the end of December 2022. When the oversight was identified, this amendment has been lodged. This filing is based on the current ownership.